Toreador Research & Trading LLC

7493 North Ingram, Suite 104

Fresno, California 93711

Expense Cap Letter Agreement

May 20, 2013

To:	Board of Trustees
Unified Series Trust
2960 N. Meridian Street, Suite 300
Indianapolis, Indiana 46208

Dear Sirs and Madam:

You have engaged us to act as the sole investment adviser to the Toreador Core Fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”), pursuant to a Management Agreement (the “Agreement”) approved by the Board of Trustees.

Effective as of September 1, 2013, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding: brokerage fees and commissions; fees paid pursuant to the Administrative Services Plan (Retail Class shares only); borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short); taxes; any indirect expenses (such as acquired fund fees and expenses); and extraordinary litigation expenses; at 0.95% of the average daily net assets of each class of the Fund’s shares. This Agreement shall continue in place until the earlier to occur of August 31, 2014, or such date as the Fund is terminated or liquidated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap below 0.95%.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the applicable expense limitation.

Very truly yours,

Toreador Research & Trading LLC

By:	/s/ Paul Blinn
Paul Blinn, Managing Director

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:	/s/ John C. Swhear
John C. Swhear, Interim President